

August 10, 2010

Mr. David H. Fater
Chief Executive Officer and Chief Financial Officer
Vicor Technologies, Inc.
2300 Corporate Boulevard, N.W., Suite 123
Boca Raton, Florida 33431

   Re: **Vicor Technologies, Inc**.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 31, 2010
      Form 10-Q for the Fiscal Quarter Ended March 31, 2010
      File No. 0-51475

Dear Mr. Fater:

  We have reviewed your response letter dated July 30, 2010 and filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 4. Current Debt, page F-17

1.   We note your response to prior comment 4. Please tell us how you considered FASB
        ASC 470-50-40-2, which states that the difference between the reacquisition price and
        the net carrying amount of the extinguished debt should be recognized currently in
        income of the period of extinguishment as losses or gains and *identified as a separate
        item*.

2.   Your response to prior comment 12 in our June 22, 2010 comment letter stated that the
        induced conversions related to the 15% and 10% promissory notes and that you *induced
        the conversion* of these notes through the issuance of common stock. Your response to
        prior comment 5 from our July 20, 2010 letter only discussed the preferred stock issued
        for the 2004 notes and 12% convertible notes. Please explain to us how you accounted
        for the transactions with the 15% and 10% promissory notes and why.

3.   Further, your response to prior comment 12 from our June 22, 2010 letter stated that you
        accounted for the extinguishment of the 2004 notes and the 12% promissory notes in
        accordance with ASC 470-50-40 wherein the holders of the 2004 notes and 12%
        promissory notes received shares of Series B Junior convertible preferred stock for the
        conversion of the notes. You told us that you valued the Series B Junior convertible
        preferred stock for each extinguishment on the date of extinguishment and compared the
        value of the new securities to the value of the old notes. In response to prior comment 6
        from our July 20, 2010 letter you state that the extinguishment also included warrants.
        Please tell us how you valued and accounted for the warrants and why.

Note 5. Long-Term Debt, page F-18

4.   Further to your response to prior comment 7, please provide us with your analysis in
        determining that you have sufficient authorized and unissued shares as of December 31,
        2009. Refer to FASB ASC 815-40-25-19 through 25-24.

Note 6. Preferred Stock, page F-19

5.   Your response to prior comment 10 states that you will include the liquidation preference
        amounts in the notes to your financial statements. Under FASB ASC 505-10-50-4, if the
        preference in involuntary liquidation is considerably in excess of the par or stated value,
        then you should disclose the preference in the *equity section* of your balance sheet in the
        aggregate. Please revise or advise.

Note 9. Fair Value of Financial Instruments, page F-23

6.   We note that in your proposed disclosure in response to prior comment 12, you continue
        to combine the disclosures for the preferred stock and debt. Since you are required by
        FASB ASC 820-10-50-2 and paragraph 320-10-50-1B to separately reflect the value of
        each major security type within your derivative liabilities, please separate your disclosure
        related to the preferred stock conversion feature and the convertible notes conversion
        feature.

7.   In your July 7, 2010 response letter related to prior comment 24, you told us that the line
        item "Included in earnings – realized" represents gains and losses resulting from
        conversion of financial instruments into common stock or the exercise of warrants.
        Please explain in further detail the nature of the line item and how that line item is
        different from the line item for "Purchases, sales and other" which also includes
        conversion of financial instruments into common stock or the exercise of warrants.

8.   Further to your response to prior comment 13, we note that there were no conversions in
        2009. Please tell us why the amounts reflected for "Purchases, sales and other" are
        negative if these amounts only reflect changes due to the addition of the fair values of
        derivative financial instruments related to debt and equity instruments sold to investors.
        If these amounts represent settlements, please explain the nature of the settlements and
        where any revaluation gains or losses are reflected. Refer to FASB ASC 820-10-50-2(c).

Form 10-Q for the Quarterly Period Ended March 31, 2010

9.   Please amend your Form 10-Q, as applicable, to incorporate changes to your disclosures
        that you are making to your Form 10-K as a result of our comments.

Note 3. Summary of Significant Accounting Policies and Basis of Presentation, page 9

Revenue Recognition, page 11

10.   We have considered your response to our prior comment 15 in our letter of July 20, 2010,
        your prior response to comment 28 in our letter of June 22, 2010, and your disclosures on
        page 20 of your Form 10-Q. For the sales to your distributors, please further clarify for
        us the exact payment terms of each sale, the date(s) of the sale, the number of units sold
        and the unpaid balance as of March 31, 2010.

11.   Please tell us how you considered and evaluated each of the factors under the guidance of
        FASB ASC 985-605-25-36 to conclude the fixed and determinable fee and collectability
        criteria for revenue recognition were met.

        You may contact Gary Newberry at (202) 551-3761 or Kate Tillan, Assistant Chief
Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202)
551-3671.

                    Sincerely,

                    Martin James
                    Senior Assistant Chief Accountant